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Exhibit 99.3

    INVESTREND AFFILIATE SISM ANALYST ERNEST SCHLOTTER INITIATES COVERAGE OF
                   MIV THERAPEUTICS WITH 'BUY,' $1.50 TARGET
                         MONDAY SEPTEMBER 22, 9:15 AM ET

ZURICH, Switzerland and NEW YORK, Sept. 22, 2003, (PRIMEZONE) -- (Investrend Research Syndicate) Ernest C. Schlotter, a research analyst with SISM Research & Investment Services, an Investrend Research affiliate, has initiated coverage of MIV Therapeutics Inc. (OTC BB:MIVT.OB - News); (Berlin:MIV) with a long-term buy rating and a 6-month price target of $1.50. The full report is accessible at http://www.investrendresearch.com

MIV Therapeutics is in late stage development of a unique proprietary hydroxyapatite biocompatible stent coating technology which is covered by patents filed by the University of British Columbia.

MIV Therapeutics HAp coating technology received a grant by the Natural Sciences and Engineering Research Council of Canada for the development of hydroxyapatite as a drug eluting coating. The hydroxyapatite coating technology demonstrated it could meet the demanding requirements applicable for use on cardiovascular stents when it successfully passed thrombogenicity animal trials conducted by Toxikon of Bedford, MA.

In his report, Ernest C. Schlotter stated: "We've outlined an investment thesis that clearly shows that MIVT is undervalued; we believe that over time the market will reflect intrinsic value and MIVT will gain in market capitalization.

"MIV Therapeutics operates in the highly valued market for medical device technology with profit margins in excess of 60 percent. Its hydroxyapatite coating is a very promising technology and SISM believes that this coating is better suited for stent applications than are the current polymers used by the Company's major competitors. Any positive outcome of MIVT's testing and animal trials that will commence this fall will have a major impact on the Company's valuation," Schlotter concluded.

SISM Research & Investment Services, based in Zurich, Switzerland, is a private firm offering investment and financial services since 1995. SISM Research writes, publishes and distributes investment research coverage, in both English and German, on micro to small-cap public companies trading on the OTC Bulletin Board, NASDAQ and AMEX. This coverage is geared toward institutional and individual investors in both North America and Europe.

SISM Research is a member of the FIRST Research Consortium, a collaborative of the world's leading independent fee-based equity research firms, located at http://www.firstresearchconsortium.com. SISM Research is a content provider to Thomson Financials OneAnalytics/FirstCall, to Multex, Datamonitor and InvesTrend. The fee for this coverage of $16,500 is being paid by MIVT solely to insure independence and no one associated with SISM Research may own or trade the equities of companies under coverage.

Anyone interested in receiving alerts regarding MIV research or webcasts should e-mail info@investrend.com with "MIVT" in the subject line, or click on http://www.investrend.com/contact.asp.


CONTACT:
          MIV Therapeutics
          Dan Byrne, Investor Relations
          (888) 998-8886.
          dbyrne@mivtherapeutics.com

          SISM Research  Tel. 41-1-881-2020
          research@sism.com
          http://www.sism.com

          Investrend Research Syndicate, Div.
          Investrend Research
          R. Hempel   (718) 896-5060
          info@investrend.com
          http://www.investrendresearch.com